Exhibit 99.1

Embratel Participações S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.124/0001-12

Company Registry (N.I.R.E.) 3330026237-7

Publicly-Held Company

MATERIAL FACT

Embratel Participações S.A. (“Embrapar” or “Company”), in accordance with the terms of Instruction nº 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or “CVM”), hereby informs the public that, after the conclusion of a preliminary evaluation, it has decided to proceed with the merger of GB Empreendimentos e Participações S.A. (“GB”) – a controlled subsidiary of Embrapar and the controlling company of NET – into NET, in order to simplify the corporate structure of its investments, leverage synergies and other benefits, and reduce corporate costs.

GB’s assets exclusively consist of its investments in NET, and the merger of GB into NET will not result in an increase of NET’s capital stock. After the merger, the shares of NET indirectly held by Embrapar and its controlled subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), through GB will be held directly by Embrapar and Embratel, thereby simplifying the corporate group’s current structure.

Embrapar informs the public that the accounting treatment given to the goodwill registered on GB’s investments in NET will be made in accordance with applicable accounting procedures, and the merger protocol shall state that the tax benefit that arises from the goodwill referred to in article 6, III, of the Instruction 319/99 will be subject to capitalization for the benefit of the controlling shareholder.

The merger of GB into NET should not affect the public tender offer for NET’s shares, currently under registration procedures with the CVM, subject to the provisions of applicable regulations.

The merger will be submitted for the approval of NET’s Board of Directors. Following that decision, detailed information about the merger will be made available, including documents and information referred to in Instruction nº 319/99, and general shareholders’ meetings of both NET and GB shall be convened in order to decide on the merger.

Rio de Janeiro, May 29, 2013.

Embratel Participações S.A.

Isaac Berensztejn

Director of Investor Relations